Exhibit 15.5

January 25, 2013

CNOOC Limited
1600, 555 - 41th Avenue SW
Calgary, Alberta
T2P 3E7

Attention:	Reserves Review Committee of the Board of Directors of CNOOC Limited.

Re:	McDaniel & Associates - Report of Third Party for the Evaluation of Bitumen and Synthetic Oil Reserves attributed to CNOOC's interests in the Long Lake Property located in Alberta, Canada

Ladies and Gentlemen:

Pursuant to your request, McDaniel & Associates Consultants Ltd. ("McDaniel ") has conducted an evaluation of CNOOC Limited's ("CNOOC" or the "Company") proved bitumen, butane and synthetic crude oil reserves for CNOOC 's interest in the Long Lake Property. CNOOC holds a 35 percent working interest in the Long Lake Property with Nexen Inc. (''Nexen"), holding the remaining 65 percent. Nexen is the operator of the Long Lake Property. Reserve estimates provided herein were prepared in support of the Company's year-end reserve reporting requirements under the US Securities Regulation S-K and for other internal business and financial needs of the Company. Reserve volumes are estimated as at December 31, 2012. The completion date of our report is January 25th, 2013.

The following table sets forth the proved reserve estimates using constant prices and costs.

Table 1:  Estimate of Reserves as of December 31, 2012 for CNOOC's interest in the Long Lake Property

Company Net Proved Reserves
			Synthetic		Natural	Oil
Location of Reserves		Bitumen	Crude Oil	Butane	Gas	Equivalent
Country	Region	Mbbl	Mbbl	Mbbl	MMcf	Mbbl
Canada	Alberta	12,631	134,653	2,355	-	149,639
Note:Natural gas is converted to oil equivalent using a factor of 6.000 cubic feet of gas per one barrel of oil equtvalent

CNOOC Limited has indicated that their total Company proved reserves as of December 31, 2012 were 3,492 MMBOE net after royalties, based on SEC constant prices and costs.  Long Lake therefore represents approximately 4.3 percent of total Company proved reserves at December 31, 2012. We express no opinion on the Company's remaining reserve volumes not evaluated by us.

2200, Bow Valley Square 3, 255 - 5 Avenue sw. Calgary, AB T2P 3G6    Tel: (403} 262· 5506    Fax: (403} 233·2744    www.mcdan.com

CNOOC Limited Report of Third Party for Canadian Properties	January 25, 2013 Page 2

Our evaluation was carried out in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) with the necessary modifications to reflect definitions and standards under the U.S. Financial Accounting Standards Board policies (the “FASB Standards”) and the legal requirements under the U.S. Securities and Exchange Comm ission (“SEC requirements”).

Estimates of bitumen, butane and synthetic crude oil should be regarded only as estimates that may change as further production history and additional information become available. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

Data used in this evaluation was obtained from reviews with CNOOC and Nexen personnel, Nexen files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Nexen with respect to property interests, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. Furthermore, if in the course of our examination something came to our attention, which brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. A field examination of the properties was not considered necessary for the purposes of this report.

Nexen has warranted in a representation letter to us that, to the best of the Nexen's knowledge and belief, all data furnished to us was accurate in all material respects, and no material data relevant to our evaluation was omitted ln our opinion, estimates provided in our report have, in all material respects, been determined in accordance with the applicable industry standards, and results provided in our report and summarized herein are appropriate for inclusion in filings under Regulation S-K.

CNOOC Limited Report of Third Party for Canadian Properties	January 25, 2013 Page 3

Methodology and Procedures

The process of estimating reserves requires complex judgments and decision-making based on available geological, geophysical, engineering and economic data. To estimate the economically recoverable oil, natural gas reserves and synthetic crude oil and related future net cash flows, we consider many factors and make assumptions including:

•	expected reservoir characteristics based on geological, geophysical and engineering assessments;

•	future production rates based on historical performance and expected future operating and investment activities;

•	future oil and gas prices and quality differentials;

•	assumed effects of regulation by governmental agencies; and

•	future development and operating costs.

Our estimates are prepared using standard geological and engineering methods generally accepted by the petroleum industry, and the reserves definitions and standards required by the United States SEC. Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on our professional judgment and experience. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. McDaniel & Associates used all procedures and methods we consider necessary under the circumstances to prepare this report.

As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, constant product reference prices have been based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report. A summary of the product and reference prices as provided by Nexen are outlined below:

Table 2: Twelve month average SEC compliant constant pricing
Exchange Rate ($Cdn/$US)	1.00
WTI ($US/bbl)	94.71
WTI($Cdn/bbl)	94.71
PSC - Synthetic Crude Oil ($Cdn/bbl)	91.36
Bitumen Netback ($Cdn/bbl)	51.40
Butane Netback ($Cdn/bbl)	65.53
Natural Gas Price at Henry Hub (SUS/MMBtu)	2.75
Fieldgate NaturalGas Price ($Cdn/MMBtu)	2.34

CNOOC Limited Report of Third Party for Canadian Properties	January 25, 2013 Page 4

Generally, operations are subject to various levels of government controls and regulations. These laws and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment, that are subject to change from time to time. Current legislation is generally a matter of public record, and additional legislation or amendments that will affect reserves or when any such proposals, if enacted, might become effective generally cannot be predicted. Changes in government regulations could affect reserves or related economics. In the regions that are currently being evaluated we believe we have applied existing regulations appropriately.

In our opinion, the information relating to estimated proved reserves of bitumen, butane and synthetic crude oil contained in this report has been prepared according to the definitions and disclosure guidelines required by the United States SEC contained in the Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, released January 14, 2009 in the Federal Register ("SEC definitions") and the Accounting Standards Update 2010-3 Amendments to Topic 932 ("ASU Topic 932") published by the Financial Accounting Standards Board ("FASB") in the FASB Accounting Standards Codification.

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by CNOOC Limited. We hereby consent to the references to our name and our third party report as well as the filing of our third party report as an exhibit to CNOOC Limited 's a nnual report on Form 20-F for the fiscal year ended December 31, 2012.

McDaniel is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 50 years. McDaniel does not have any financial interest, including stock ownership, in CNOOC. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of CNOOC and should not be used for purposes other than those for which it is intended. We reserve the right to revise any of the estimates provided here in if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

If there are any questions, please contact the writer directly at (403) 218-1379.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.
APEGA PERMIT NUMBER: P3145

CERTIFICATE OF QUALIFICATION

I, Philip Arthur Welch, Petroleum Engineer of 2200, 255 - 5 th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1.
That I am the President & Managing Director of McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of CNOOC Limited, the letter report entitled "CNOOC Limited, McDaniel & Associates Report of Third Party for the Evaluation of Bitumen and Synthetic Oil Reserves attributed to CNOOC's interests in the Long Lake Property located in Alberta, Canada", dated January 25, 2013, and that I supervised the preparation of this report.

2.
That I attended the University of British Columbia in the years 1980 to 1987 and that I graduated with a Bachelor of Applied Science and Master of Applied Science degrees in Mechanical Engineering, that I am a registered Professional  Engineer with the Association of Professional Engineers and Geoscientists of Alberta; that I am a member of the Society of Petroleum Engineers; that I am a member of the Canadian I nstitute of Mining and Metallurgy; and that I have in excess of twenty-four years of experience in oil and gas reservoir studies and evaluations.

3.
That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of CNOOC Limited, any associate or affiliate thereof.

4.
That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

Calgary, Alberta
Dated: January 25, 2013